SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

201st EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend, in person, the Annual General Meeting to be held on March, 11, 2021, at 10 a.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.	Total reform and consolidation of the Company’s Bylaws, according to amendments detailed in the management's proposal, including the following alterations, among others:

a)       establish the Company's headquarters in the Municipality of Curitiba, State of Paraná, with assignment of powers to the Board of Directors to establish the full address of the Company, within the headquarters provided for in the bylaws;

b)       the stock split, in the proportion of one (1) share to ten (10) shares, provided that, for each one (1) share issued by the Company, nine (9) new shares of the same class and type will be credited (“Stock Split”), subject to the operating procedures of B3 and Banco Bradesco S.A., the financial institution provider of the Company's stock bookkeeping service (“Bookkeeper”);

c)       inclusion of the right of common shares ("ON") to be converted, by decision of the holder, into an equal quantity of class "B" preferred shares ("PNB") (conversion factor of 1:1) and the right of PNB shares to be converted, by decision of the holder, into an equal quantity of ON shares (conversion factor of 1: 1), exclusively for purposes of forming and issuing the Company's depository receipts, composed of one (1) ON share and four (4) PNB shares ("UNITs"), in compliance with the procedures, terms and conditions to be established by the Company's Board of Directors ("Conversion of Shares");

d)       provision of sponsorship, by the Company, for the issuance of UNITs composed of one (1) ON share and four (4) PNB shares, according to rules, procedures and conditions to be approved by the Board of Directors (“UNITs Program”);

e)       the need for the holders of preferred shares to approve, at a special shareholders’ meeting, the suppression or alteration of the device that ensures compliance with the regulations in force issued by the National Electric Energy Agency - ANEEL, by means of normative acts, as well as by means of the regulatory clauses contained in the concession agreements to which Copel Distribuição S.A. is a signatory, ensuring full application on the base dates of fares values established by the granting authority (“Fares Adjustment”);

f)       change in the composition of the Board of Directors to increase from two (2) to three (3) the number of members to be elected by non-controlling shareholders, in a separate election, without the participation of the controlling shareholder, with minority shareholders holding common to elect two (2) board members and one (1) member will be elected by the shareholders holding preferred shares that meet the requirements of article 141, § 4 and § 5 of Federal Law No. 6,404/1976;

g)       review of the duties of the Board of Directors and of the Executive Board;

h)       creation in bylaws of three (3) new committees, whose duties shall be defined in internal regulations to be approved by the Board of Directors: (i) Minority Committee for the purpose of analyzing and issuing recommendations and opinions on matters involving transactions between the Company and the controlling shareholder; (ii) Investment and Innovation Committee, which will be composed of three (3) members of the Board of Directors, one of them a member elected by the non-controlling shareholders, and will have the purpose of evaluating and issuing recommendations on the Company's investment plans; and (iii) Sustainable Development Committee with the purpose of assisting the Board of Directors in proposing guidelines, policies and main topics related to people management and environmental, social and governance issues (ESG);

i)       inclusion of provisions to migrate to Level 2, which will have their effectiveness suspended under the condition (condition precedent) of financial settlement of the secondary public offering for the distribution of shares or UNIT to be carried out by the controlling shareholder and for the Company's admission at Level 2, among which the following stand out: (i) attribution of restricted voting to preferred shares in the deliberations of the general meeting pertinent to the matters provided for in the Level 2 Listing Regulation (“Regulation”); (ii) the obligation of the members of the Board of Directors and the Fiscal Council to sign a term of adhesion to the Regulation; (iii) in case of transfer of control (and provided that the constitutional and legal rules are observed), the buyer's shall launch a for all common shares and preferred shares issued by the Company, for the same price per share paid to the selling controlling shareholder; (iv) mandatory tender offer, at the economic value per share, in case of withdrawal from Level 2 or cancellation of registration as a publicly-held company; and (v) arbitration provision whereby the Company, its shareholders, managers and the members of the Fiscal Council undertake to settle, by means of arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, under the terms of the Regulation;

j)       inclusion of a transition rule that maintains bylaws’ provisions of B3's Level 1 Corporate Governance in force as long as the Company does not migrate to Level 2;

k)       other wording adjustments, cross-reference and numbering of clauses; and

l)       consolidate such proposed amendments to the bylaws in the Company's updated bylaws.

2.	Authorization for the Company’s managers to perform all acts necessary to effect the resolutions arising from the statutory reform, including, without limitation, operating the Split, defining the procedures and conditions for the Conversion of Shares and the formation of the UNITs, hiring the financial institution issuing the UNITs, promote the listing of the UNITs with B3 in order to allow the effective negotiation of the UNITs, practice the necessary acts abroad in relation to the depositary receipts programs and, subject to the implementation of the suspensive conditions provided for in the bylaws, request B3 the admission of the Company to Level 2 and sign the Level 2 Participation Agreement.

Notes:
(i)	documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com);
(ii)	the Company’s shareholder shall take part in the General Meeting by: (a) attending it in person and casting his/her vote on the meeting’s agenda items; (b) by appointing a proxy with specific powers to represent him/her, who shall attend it in person; or (c) through a ballot paper for the exercise of his/her voting right at a distance;
(iii)	for organizing purposes, it is recommended that powers-of-attorney for the General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com or filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3rd floor, Curitiba, at least forty-eight hours prior to the meeting;

(iv) the ballot papers, according to CVM Rule 481/09, may be sent through the shareholders’ custody agents to the Bookkeeper of shares issued by the Company or, yet, directly to the Company, according to guidelines in the Reference Form, item 12.2, and in the Manual for Participation in General Shareholders’ Meetings; and

(iv) detailed guidelines on the documentation required for participation in the General Shareholders’ Meeting are contained in the Manual for Participation in General Shareholders’ Meetings.

Curitiba, February 08, 2021

Marcel Martins Malczewski

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 9, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.